Exhibit (A)(1)(J)

[TRANSLATION FOR INFORMATION PURPOSES ONLY]

DEFINITIVE SUPPLEMENT.    These Securities have been registered with the National Registry of Securities (RNV) maintained by the CNBV.

CEMEX, S.A. DE C.V.

SUPPLEMENT TO THE INFORMATION MEMORANDUM DATED NOVEMBER 17, 2003, RELATED TO THE OFFER TO PURCHASE (THE “OFFER”) APPRECIATION WARRANTS PAYABLE IN CASH, WITH EUROPEAN EXERCISE AND THE OPTION OF EARLY TERMINATION, LINKED TO NON-REDEEMABLE ORDINARY PARTICIPATION CERTIFICATES, ISSUED BY BANCO NACIONAL DE MEXICO, S.A., IN ITS CAPACITY AS TRUSTEE PURSUANT TO THE TRUST NUMBER 111033-9, IN RESPECT OF SHARES ISSUED BY CEMEX, S.A. DE C.V. (THE “APPRECIATION WARRANTS”), UNDERTAKEN BY CEMEX, S.A. DE C.V. (“CEMEX”).

Background to the Amendment of the Offer.

As a result of comments received from the Securities and Exchange Commission, CEMEX made certain changes to the terms pursuant to which the International Offer is being conducted. Because the offer is a Global Offer, the Information Memorandum dated November 17, 2003 (the “Information Memorandum”) is amended as set forth in this Supplement, so that the terms of the Offer are identical to the terms of the International Offer.

Furthermore, CEMEX extends the International Offer and the Offer for a period ending on January 26, 2004 (such date, the “Maturity Date”).

Purposes of this Supplement.

This Supplement describes the amendments to the Offer initially made by CEMEX pursuant to the Information Memorandum; as a consequence, as of the date hereof, when a reference is made to the Offer, it shall be understood as the Offer described in the Information Memorandum, as modified by the terms of this Supplement. Except for the amendments to the Offer, and for the additional information, specified in this Supplement, the terms and conditions of the Offer described in the Information Memorandum remain in effect. The Maturity Date, the Registration Date and the Settlement Date shall change from the dates set forth in the Information Memorandum. The new Maturity Date is January 26, 2004, the new Registration Date is January 27, 2004 and the new Settlement Date is January 28, 2004. In the event of an inconsistency between the terms of this Supplement and the terms of the Information Memorandum, the terms of this Supplement shall prevail. Except as otherwise defined herein, terms used with initial capital letters in this Supplement shall have the meanings ascribed to them in the Information Memorandum.

Tenders Made Before the Date of this Amendment.

If any holder of Appreciation Warrants has made a tender to participate in the Offer before the date hereof, it will be considered that such tenders were made considering the amendment provided for in this Supplement, unless they are withdrawn before the new Maturity Date, as provided for in the section “The Offer – Withdrawal Rights” of the Information Memorandum. Tenders presented from the date hereof will be considered to be made pursuant to the terms hereof. For purposes of the purchase of Appreciation Warrants owned by Holders of Odd Lots of less than 100 Appreciation Warrants (as such term is defined below) described below, holders that had presented tenders with respect to less than 100 Appreciation Warrants before the date hereof shall be considered as Holders of Odd Lots of less than 100 Appreciation Warrants (as such term is defined below) and shall have the rights referred to in this Supplement. Holders of Appreciation Warrants that wish to amend the terms of their tenders shall instruct their broker, bank or custodian for the respective Participant Broker to deliver the new Letter of Acceptance, which, as a consequence of the amendment of the Offer, is available from the date hereof, at the offices of Acciones y Valores de México, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Banamex (the “Dealer”), located at Paseo de la Reforma 398, Piso 1, Col. Juárez, C.P. 06600, México, D.F. CEMEX, through the Dealer, shall distribute copies of the Information Memorandum and this Supplement to the holders of Appreciation Warrants, as well as to the Participant Brokers. As soon as such persons receive those copies, it will be deemed that the terms of the Offer (as amended by this Supplement) are known to them, and each of them shall act taking into account the terms of the Offer.

Amendments to the Information Memorandum.

The new Maturity Date is January 26, 2004, the new Registration Date is January 27, 2004, and the new Settlement Date is January 28, 2004. In case of any inconsistency between the terms of this Supplement and the terms of the Information Memorandum, the terms of this Supplement shall prevail. Furthermore, the Purchase Price and Procedure for the Price Determination described in the Information Memorandum is amended for purposes of the Offer, as of the date of this Supplement, as follows:

Mechanics for Determining the Purchase Price.

For determining the Purchase Price of the Appreciation Warrants, all tenders validly submitted by all holders of Appreciation Warrants shall be taken into account, including tenders submitted by executives, directors, statutory auditors, subsidiaries and affiliates of CEMEX, and by the two trusts created for the purpose of establishing pension or retirement funds for the employees of CEMEX and its subsidiaries, over which CEMEX exercises investment discretion.

The Purchase Price will be determined as follows:

(i) tenders ranging between of Ps5.10 and Ps8.10 for each Appreciation Warrant tendered by the Participant Brokers by means of Letter of Acceptances and the tendered by holders of ADWs or their brokers in the International Offer, will be ordered from the lowest tender price per Appreciation Warrant and upwards, up to a price which allows CEMEX to purchase up to 90,018,042 Appreciation Warrants (approximately, 86.73% of the outstanding Appreciation Warrants);

(ii) if, in the Global Offer, tenders are presented in respect of less than 90,018,042 Appreciation Warrants, the Purchase Price will be the highest tender price submitted by any holder through a valid tender.

If in the Global Offer more than 90,018,042 Appreciation Warrants are tendered at or below the Purchase Price, CEMEX will purchase Appreciation Warrants based on the following order of priority:

1. First, CEMEX will purchase Appreciation Warrants from all Holders of Odd Lots of less than 100 Appreciation Warrants (as such term is defined below), who properly tender all of their Appreciation Warrants, provided that, the Letter of Acceptance specifies the number of Appreciation Warrants that are owned by Holders of Odd Lots of less than 100 Appreciation Warrants; and

2. Second, after purchasing the Appreciation Warrants owned by Holders of Odd Lots of less than 100 Appreciation Warrants as set forth above, CEMEX will purchase Appreciation Warrants from all other holders who properly tender Appreciation Warrants at prices equal to or below the Purchase Price, on a pro rata basis, with the necessary adjustments to avoid the fractional purchase of Appreciation Warrants.

Once that, if applicable, the proration factor that is to be applied to the Appreciation Warrants to be purchased, all resulting amounts the decimals of which are below .50, shall be adjusted to the next lower whole number. Also, all resulting amounts the decimals of which are equal to or greater than .50, shall be adjusted to the next higher whole number. The resulting amounts shall be the amounts to be acquired by CEMEX from each Participant Broker. Each Participant Broker shall undertake its own adjustment with its clients.

For purposes of the Offer “Holders of Odd Lots of less than 100 Appreciation Warrants” means such holders who own less than 100 Appreciation Warrants and tendered less than 100 Appreciation Warrants before or after the date hereof and until the Maturity Date, not withdrawn before the Maturity Date. In order for the Holders of Odd Lots of less than 100 Appreciation Warrants to have the above-mentioned preference, each Participant Broker, in the respective Letter of Acceptance, shall include the number of Appreciation Warrants owned by the Holders of Odd Lots of less than 100 Appreciation Warrants. Owners of more than 100 Appreciation Warrants, notwithstanding their partial tender with respect to less than 100 Appreciation Warrants shall not be considered “Holders of Odd Lots of less than 100 Appreciation Warrants”.

CEMEX shall acquire, at the Purchase Price, up to 90,018,042 Appreciation Warrants validly tendered by their holders as part of the Offer, subject to the provisions regarding proration set forth below. This shall be the maximum number of Appreciation Warrants that CEMEX shall be obligated to purchase, which number differs and is lower than the maximum number of Appreciation Warrants that CEMEX had indicated that it may acquire in the Offer initially described in the Information Memorandum (in the event that all Appreciation Warrants would have been submitted for sale at a price equal to or lower than the Purchase Price). All Appreciation Warrants that CEMEX acquires in the Offer as indicated above, shall be acquired at a single Purchase Price, including Appreciation Warrants that would have been tendered for sale at a price lower than the Purchase Price. However, CEMEX shall not acquire any Appreciation Warrant that has been tendered as part of the Offer at a price higher than the Purchase Price.

In the event that in the Global Offer valid tenders covering more than 90,018,042 Appreciation Warrants are tendered, CEMEX, with the assistance of the Dealer and Citigroup, shall determine the proration factor, which shall be calculated by dividing the number of Appreciation Warrants that CEMEX shall acquire from holders of Appreciation Warrants (different from Holders of Odd Lots of less than 100 Appreciation Warrants, the Appreciation Warrants of which shall be acquired with priority), by the total number of Appreciation Warrants validly tendered at the Offer (different from Holders of Odd Lots of less than 100 Appreciation Warrants, the Appreciation Warrants of which shall be acquired with priority), at a price equal to or less than the Purchase Price. The proration factor shall only apply to holders of Appreciation Warrants (different from Holders of Odd Lots of less than 100 Appreciation Warrants), that shall have submitted valid tenders at a price equal to or less than the Purchase Price.

Procedure for Tendering Appreciation Warrants.

The terms of the Procedure for Tendering Appreciation Warrants set forth in the Information Memorandum shall remain in effect, except as set forth herein and that any matter related to the form and validity (including reception time) of any Letter of Acceptance shall be determined by CEMEX, at its discretion, and without any liability and such determination shall be conclusive and binding. CEMEX may but shall not be bound to notify, as early as possible, any defect or irregularity in the Letter of Acceptance. Holders of Appreciation Warrants and their respective custodians or Participant Brokers shall be responsible of the risks related with proceedings related to their participation in the Public Purchase Offer and neither CEMEX, nor Accival, nor their respective affiliates, agents, advisors or related persons shall have any liability in connection with such risks.

Conditions of the Offer

CEMEX is not required to purchase any Appreciation Warrants tendered, and may terminate or amend the Offer or may extend the Offer Period, if, at any time before the Maturity Date, any of the following events has occurred:

(a)	there has been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the Offer, the purchase of some or all of the Appreciation Warrants under the Offer or otherwise relates in any manner to the Offer (including the other conditions to the Offer) or which, in the reasonable judgment of CEMEX, would or might impair a contemplated purpose of the Offer;

(b)	there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or to CEMEX or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the reasonable judgment of CEMEX, would or might directly or indirectly:

(i)	make the acceptance for payment of, or payment for, some or all the Appreciation Warrants illegal or otherwise restrict or prohibit completion of the Offer or impair a contemplated purpose of the Offer; or

(ii)	delay or restrict our ability, or render CEMEX unable, to accept for payment or pay for some or all the Appreciation Warrants;

(c)	there has occurred any of the following:

(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or on the BMV;

(ii)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Mexico;

(iii)	the commencement or material escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or Mexico;

(iv)	any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in the reasonable judgment of CEMEX, might affect, the extension of credit by banks or other lending institutions in the United States or Mexico; or

(v)	a decrease of 15% or more in the market price of the ADSs of CEMEX.

The conditions to the Offer are for the sole benefit of CEMEX and may be asserted by CEMEX at any time until the Maturity Date, in its sole discretion. The failure at any time of CEMEX to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the Maturity Date. Any determination or judgment by CEMEX concerning the events described above will be final and binding on all parties.

Additional Information regarding the Amendments of the Offer.

The directors and executive officers of CEMEX are entitled to participate in the Offer on the same basis as all other holders of Appreciation Warrants. As of November 5, 2003, the executive officers and directors of CEMEX, as a group, beneficially owned an aggregate of 12,248,263 Appreciation Warrants, which represent approximately 11.80% of the outstanding Appreciation Warrants. No executive officer or director of CEMEX has informed whether or not such executive or director will participate in the Offer.

CEMEX intends for its subsidiaries and the two (2) employee pension funds over which it exercises investment discretion to tender all 34,926,429 of their Appreciation Warrants at the minimum purchase price of Ps5.10 per Appreciation Warrant.

As a result of the mechanics for the purchase of the Appreciation Warrants pursuant to the Offer (including the pro-ration), CEMEX may not be able to purchase all the Appreciation Warrants tendered by their holders in the Offer, including the Appreciation Warrants tendered at the same price or less than the Purchase Price. In this case, as described in the Information Memorandum, the liquidity of the outstanding Appreciation Warrants may be affected.

The public announcement CEMEX will make in the Registration Date as provided for in the Information Memorandum shall announce the pro-ration factor calculated as set forth in this Supplement.

The amount CEMEX will need to purchase 90,018,042 Appreciation Warrants, considering a price of Ps8.10 per Appreciation Warrant, if Ps729,146,140.20 (seven hundred twenty nine million one hundred forty six thousand one hundred forty Pesos 20/100).

On December 8, 2003, the last reported sales price of the Appreciation Warrants on the BMV, was Ps6.90 per Appreciation Warrant.

Not later than 8:30 AM, Mexico City time, on the Registration Date, CEMEX shall inform, through a notice published through the Information System EMISNET of the Bolsa Mexicana de Valores, S.A. de C.V., the result of the auction, which notice shall indicate, among other things, the Purchase Price, the number of Appreciation Warrants to be purchased by CEMEX and the pro-ration factor used for such purposes. Accival shall inform each Participant Broker, not later than such time on the Registration Date, by means of notice delivered to the fax number that each Participant Broker has indicated in the Letter of Acceptance, the number of Appreciation Warrants to be purchased by CEMEX from such Participant Broker, as well as the Purchase Price for which they will be purchased.

Any holder of Appreciation Warrants that is a “US person” for purposes of the securities laws of the United States of America must contact the brokerage house, custodian, or agent through which he or she holds Appreciation Warrants, or the Intermediary, to request a copy of the document named “Offer to Purchase”, which is used in connection with the International Offer. Such document has not been reviewed or approved by the CNBV.

Additional Information regarding the Background and Purposes of the Global Offer.

On September 25, 2003, the management of CEMEX presented the Board of Directors with a proposal to unwind several forward transactions in ADSs, including those that hedged its obligations under the Appreciation Warrants and ADWs, among others, and to place the ADSs and CPOs underlying those forward transactions in the market through a non-dilutive equity offering. In addition, the management of CEMEX recommended to the Board of Directors that, subject to the successful completion of the equity offering referred to above and depending on market conditions, CEMEX use a portion of the proceeds of said equity offering to conduct the Global Offer.

On such date, the Board of Directors reviewed and approved the form of preliminary prospectus to be used in the global equity offering of CPOs and ADSs (the “Equity Offering”), which stated that, subject to market conditions, CEMEX intended to use a portion of the proceeds it received in the Equity Offering to conduct the Global Offer at a price range between the market price of the Appreciation Warrants prior to the announcement of the Equity Offering and of the intention of CEMEX to conduct the Global Offer, and the theoretical value of the Appreciation Warrants calculated using the Black-Scholes pricing model. As of September 25, 2003, the specific structure of the tender offer, the number of Appreciation Warrants to be repurchased and the specific pricing mechanics had not yet been analyzed by, nor discussed with the Board of Directors.

On October 1, 2003, CEMEX issued a press release announcing its intention to commence the Equity Offering, subject to market conditions, and its intention to use a portion of the proceeds of the Equity Offering to conduct the Global Offer, subject to market conditions.

Immediately after pricing the Equity Offering on October 16, 2003, CEMEX scheduled meetings with representatives of Citigroup in order to analyze alternatives for the Global Offer. On October 17, 2003, CEMEX’s management met with representatives of Citigroup to discuss the structure of the Global Offer and the possible structures thereof, including the possibility of conducting it through a modified Dutch auction. CEMEX’s management adopted a modified Dutch auction mechanism, taking into account that a significant portion of the Appreciation Warrants are held by executives and directors of CEMEX, and CEMEX’s management wanted to avoid the possibility of the market perceiving a conflict of interest in determining the Purchase Price.

From October 17 to October 30, 2003, several teleconferences were held between CEMEX’s management and Citigroup in connection with the structure of the Offer, the proposed pricing for the Offer and the mechanics for announcing and disseminating information related to the tender offer. During these teleconferences, CEMEX’s management and Citigroup discussed the number of Appreciation Warrants that CEMEX would seek to purchase in the Global Offer and the possibility of purchasing all the outstanding Appreciation Warrants. CEMEX’s management determined that, in order to repurchase as many Appreciation Warrants as possible while preserving the functionality of the modified Dutch auction structure, the Global Offer would be for all Appreciation Warrants that are tendered at or below the Purchase Price selected using a price determination formula. CEMEX’s management and Citigroup did not discuss any alternative structures for the offer during these teleconferences since CEMEX’s management had already decided to use the modified Dutch auction structure at the October 17, 2003 meeting, as described above.

During these teleconferences, CEMEX’s management and Citigroup also discussed, at Citigroup’s suggestion, the possibility of excluding from the price determination mechanism the prices at which CEMEX’s executive officers, directors, subsidiaries and employee pension funds controlled by CEMEX tender their securities in the Offer. Following this discussion, CEMEX’s management decided to incorporate this exclusion into the terms of the Global Offer because it believed that this exclusion would further distance CEMEX’s management from the price determination mechanism and thereby further diminish any market perception of a conflict of interest.

As a result of these meetings and taking into account the financial information and advice provided by Citigroup, CEMEX set a price range for the tender offer of Ps5.10 per Appreciation Warrant to Ps8.10 per Appreciation Warrant. The minimum price of Ps5.10 per Appreciation Warrant represents the closing price of the Appreciation Warrants on the BMV on September 30, 2003, the date immediately prior to the date CEMEX announced its intention to conduct the Global Offer. The maximum price of Ps8.10 per Appreciation Warrant represents the theoretical value of an appreciation warrant on November 15, 2003, calculated using the Black-Scholes pricing model, assuming a volatility of 35%, a risk-free rate of 1.3%, a dividend yield of 0% and the highest per ADS sales price of the ADSs on the NYSE during September 2003, which was U.S.$26.20, translated into Pesos at an exchange rate of Ps11.13 to U.S.$1.00, which was the Peso/Dollar spot exchange rate reported by Bloomberg L.P. on November 12, 2003.

On October 30, 2003, the management of CEMEX presented the Board of Directors with a proposal to conduct a cash tender offer for Appreciation Warrants using a modified Dutch auction structure and a price range of Ps5.10 per Appreciation Warrant to Ps8.10 per Appreciation Warrant. No alternative structures for the tender offer were presented to or discussed with the Board of Directors by the management of CEMEX. On such date, the Board of Directors unanimously approved the Global Offer, subject to any changes that may be required as a result of comments from the SEC or the CNBV.

From October 31, 2003 through November 17, 2003, CEMEX worked with U.S. and Mexican counsel to finalize materials for the Global Offer containing the terms described above. On November 17, 2003, CEMEX filed new documents related to the Global Offer with the SEC and this Supplement to the Information Memorandum with the CNBV and CEMEX distributed materials related to the Global Offer to holders of the Appreciation Warrants and the ADWs.

As a result of discussions between CEMEX’s U.S. counsel and the SEC on November 21, 2003 and November 24, 2003, CEMEX’s management held several teleconferences with Citigroup on November 24, 2003 and November 25, 2003 to discuss revising the terms of the Global Offer based on the discussions with the SEC. During these teleconferences, CEMEX’s management and Citigroup discussed revising the terms of the Global Offer to eliminate the exclusion of the prices submitted by our executive officers, directors, subsidiaries and employee pension finds controlled by CEMEX from the determination of the purchase price. In connection with the discussions regarding the elimination of such exclusion, CEMEX’s management determined that a modified Dutch auction structure was still preferable to an offer with a set price because in a modified Dutch auction structure, although the prices at which members of our management and our board of directors tender their Appreciation Warrants will influence the determination of the purchase price, the actual purchase price paid in the offer would ultimately be decided by the market as a whole, including the members of CEMEX’s management and CEMEX’s board of directors who hold Appreciation Warrants, whereas in an offer with a set price, the purchase price would be determined solely by CEMEX’s management, which could create an implication of a conflict of interest.

During these teleconferences, CEMEX’s management and Citigroup also discussed revising the terms of the offer to make it an offer to purchase up to an exact number of Appreciation Warrants using the modified Dutch auction structure and to make such purchases on a pro rata basis in the event more than that number of Appreciation Warrants are tendered at or below the Purchase Price.

Following these teleconferences, CEMEX’s management concluded that these revisions were necessary as a result of the discussions with the SEC and, in accordance with the resolutions adopted by CEMEX’s board of directors at the October 30, 2003 board meeting, decided to revise the terms of the Global Offer accordingly. The revision of the terms of the Global Offer did not require approval by our board of directors, and, therefore, no additional board meeting was held to approve the revised terms.

From November 26, 2003 through December 10, 2003, CEMEX’s management worked with U.S. and Mexican counsel to finalize tender offer materials containing the revised terms described above. On December 11, 2003, we filed an amendment with the SEC and a supplement to the Mexican tender offer documents with the CNBV. CEMEX did not distribute these revised tender offer materials to holders of Appreciation Warrants because they remained subject to further comments from the SEC and the CNBV.

On December 16, 2003, CEMEX received comments from the SEC on the revised Global Offer materials, and on December 22, 2003, CEMEX filed an additional amendment with the SEC and a revised supplement to the Offer documents with the CNBV.

Additional Information regarding the Fairness of the Global Offer.

CEMEX determined that its financial situation and the expected operational results will give to it the financial flexibility necessary to complete the Global Offer and that the aggregate maximum purchase price that CEMEX may be required to pay in the Global Offer (approximately Ps729.1 million) would not have a significant effect in its financial situation or total capital and, as a result, the Global Offer would not affect negatively the market price of the CPOs and the potential appreciation value of the Appreciation Warrants that are not acquired in the Global Offer.

CEMEX considers that the calculation of the maximum price for the Global Offer based on the theoretical value of an Appreciation Warrant and the use of a widely accepted pricing model, such as the Black-Scholes model, to determine that theoretical value, would provide a reasonable incentive for holders to tender their Appreciation Warrants at prices within the price range provided in the Offer.

CEMEX considered the trading prices for the Appreciation Warrants and the percentage by which the per Appreciation Warrant price to be paid in the Offer exceeds these trading prices. CEMEX also considered the trading prices for the Appreciation Warrants from the beginning of 2003 until October 2003, date on which CEMEX initially announced its intention to conduct the Offer, and determined that the minimum offer price of Ps5.10 per Appreciation Warrant, which was the closing price of the Appreciation Warrants on September 30, 2003, was among the highest trading prices for the Appreciation Warrants during that period. CEMEX did not consider the trading prices for the Appreciation Warrants during October 2003 because it believed such trading prices reflected market expectations of the results of the Offer.

CEMEX considered that, based on the closing price of Ps52.65 for its CPOs on October 30, 2003, the date the Board of Directors approved the Global Offer, and without giving effect to any future anti-dilution adjustments which could be made in respect of the Appreciation Warrants, in order for holders of Appreciation Warrants to receive an appreciation value at maturity in an amount equal to the minimum Offer price, the market price for the CPOs would need to appreciate by approximately 23%; in order for holders of Appreciation Warrants to receive an appreciation value at maturity in an amount equal to the maximum Offer price, the market price for the CPOs would need to appreciate by approximately 28%; and in order for holders of Appreciation Warrants to be mandatorily redeemed prior to maturity, the market price for the CPOs would need to appreciate by approximately 52%.

CEMEX also considered Citigroup’s belief that the Global Offer’s modified Dutch auction procedure facilitates a price determination for the offer that reflects the views of Appreciation Warrant holders regarding the appropriate value of the Appreciation Warrants and that the maximum price of Ps8.10 proposed by CEMEX was a reasonable attempt to provide a financial incentive for holders to tender Appreciation Warrants.

CEMEX believes the Offer is fair to holders of Appreciation Warrants who tender Appreciation Warrants at prices above the Purchase Price and will not have their Appreciation Warrants purchased in the Offer because the formula for determining the Purchase Price in the Offer is clearly stated and these holders had the opportunity to participate in the Offer on the same basis as all other holders and to select a price at which they were willing to sell their Appreciation Warrants. CEMEX also believes the Offer is fair to holders who tender all their Appreciation Warrants and have only a portion purchased as a result of pro-ration because the pro-ration provisions of the Offer apply to all holders equally. In either case, any Appreciation Warrant that is held following the completion of the Offer will continue to be entitled receive any appreciation value that may be paid on the Appreciation Warrants.

CEMEX believes the Offer is procedurally fair to holders of Appreciation Warrants in light of the following factors:

•	Each holder can determine individually whether to tender all or a portion of its Appreciation Warrants in the Offer;

•	Each holder can determine the price at which it is willing to sell its Appreciation Warrants in the Offer; and

•	The Offer allows each holder to sell its Appreciation Warrants without the usual transaction costs associated with open market sales.

CEMEX considered these procedural factors as a whole and did not find it practicable to, and did not, quantify or otherwise assign relative weight to these factors.

CEMEX did not consider its net book value in making its determination that the Offer is fair to all holders of Appreciation Warrants, because CEMEX believes that net book value is not an appropriate measure for establishing the fair value of the Appreciation Warrants since net book value is an accounting methodology based on the historical cost of CEMEX’s assets and, therefore, does not reflect the current market value of CEMEX’s CPOs, which determine the value of the Appreciation Warrants. Net book value also does not consider the volatility of the current market value of CEMEX’s CPOs, which CEMEX believes is a key factor in determining the fair value of the Appreciation Warrants. CEMEX did not consider CEMEX’s going concern value in making the fairness determination because CEMEX believes that its going concern value is not directly relevant to the value of the Appreciation Warrants, since their value is determined by the market price of such CPOs, and not by the theoretical going concern value of a CPO. Due to the short period of time remaining until the maturity of the Appreciation Warrants (approximately one year), CEMEX did not think it was necessary to consider the impact of CEMEX’s going concern value on the market price of CEMEX’s CPOs. CEMEX believes that the Black-Scholes pricing model, applied as described above, is the most appropriate method of determining the value of the Appreciation Warrants. CEMEX did not consider its liquidation value because we consider CEMEX to be a viable business concern and CMEX does not intend to liquidate itself following the completion of the Global Offer. CEMEX also did not consider purchase prices paid in previous purchases of Appreciation Warrants within the past two years because the market prices at the time of those purchases were lower than current market prices. Finally, CEMEX did not consider firm offers made by unaffiliated persons during the past two years for a merger, consolidation, sale of all or substantially all of CEMEX’s assets or purchase of CEMEX’s securities in a transaction that would give the purchaser control because CEMEX has not received any such offers and because CEMEX believes that these factors are relevant only to a change of control and the premium that might be paid to security holders to acquire control.

Additional Information regarding the View of the Financial Advisor.

In October 2003, CEMEX retained Citigroup, an investment banking firm, as U.S. dealer manager for the International Offer and as financial advisor to provide CEMEX financial advice with respect to certain issues related to the proposed pricing and structure of the Global Offer. In this regard, Citigroup provided CEMEX financial information with respect to the historical trading price of the Appreciation Warrants, ADWs, CPOs and ADSs.

Citigroup reviewed the initial proposed structure and pricing for the Global Offer for the Appreciation Warrants, which initially would have excluded Appreciation Warrants held by subsidiaries, pension plans, executive officers and directors of CEMEX from the Purchase Price determination. Citigroup also reviewed the structure and mechanics of several recent modified Dutch auction tender offers conducted by other issuers and other publicly available information. Based on that and Citigroup’s experience in transactions of this type, on October 17, 2003, Citigroup orally advised CEMEX that it believed that the Offer’s modified Dutch auction procedure as initially proposed facilitated a price determination for the offer that reflected the views of holders of regarding the appropriate value of the Appreciation Warrants. In particular, Citigroup noted that the transaction is a voluntary transaction that will result in sales of Appreciation Warrants by a holder only at a price at or above the price the holder is willing to sell its Appreciation Warrants as indicated by the holder pursuant to its tender.

Citigroup subsequently reviewed the structure and terms of the Global Offer as revised. Specifically, Citigroup considered the number of Appreciation Warrants held by CEMEX’s subsidiaries and employee pension funds that will be tendered in the offer at the minimum purchase price of Ps5.10, the number of Appreciation Warrants held by CEMEX’s executive officers and directors that will be allowed to participate in the Purchase Price determination on the same basis as unaffiliated holders and the total number of Appreciation Warrants that CEMEX is offering to purchase pursuant to the Global Offer. Citigroup orally advised CEMEX that it believes that the offer as so revised still facilitates the determination of the Purchase Price and that reflects the views of Appreciation Warrant holders regarding the appropriate value of the Appreciation Warrants. In particular, Citigroup noted that the revised Global Offer continues to be a voluntary transaction that only results in sales of Appreciation Warrants by a holder at a price at or above the price the holder is willing to sell its Appreciation Warrants, as indicated by the holder pursuant to its tender of Appreciation Warrants.

Citigroup commented that the minimum Appreciation Warrant price proposed by CEMEX in the offer of Ps5.10 reflected recent market prices for the Appreciation Warrants. In particular, Citigroup commented that between January 1, 2003 and October 30, 2003, the Appreciation Warrants traded at prices ranging between Ps2.50 and Ps5.10 per Appreciation Warrant on the BMV.

In connection with the proposed maximum Appreciation Warrant price in the Offer of Ps8.10, Citigroup commented that it was determined by CEMEX pursuant to the Black-Scholes pricing model based on a price per ADS of $26.20 and the assumption of a 35% volatility in the market prices for the ADSs. Based on recent market conditions, Citigroup informed CEMEX that it believed that the maximum price of Ps8.10 proposed by it was a reasonable attempt to provide a financial incentive for holders to tender Appreciation Warrants in the Global Offer.

CEMEX did not ask Citigroup to render an opinion regarding the fairness of the Global Offer. CEMEX concluded, based on an analysis of the terms of the Global Offer and the information provided by Citigroup, that the Global Offer is fair and equitable and in the best interests of CEMEX and all holders of Appreciation Warrants. Considering the foregoing factors, CEMEX did not believe it was necessary to engage Citigroup to render a fairness opinion or to provide any additional analysis in connection with the Global Offer other than as described in the Information Memorandum and in this Supplement.

Citigroup may, from time to time, engage in transactions with and perform services for CEMEX in the ordinary course of its business and may hold securities of CEMEX either for its own account or for the account of its customers.

Additional Information regarding the Transactions Prior the Offer.

Mr. Jorge García Segovia was present at the Board of Directors’ meeting held on September 25, 2003, at which the Board of Directors approved the form of preliminary prospectus to be used in the Equity Offering, which stated that CEMEX intended to conduct the Global Offer, subject to the successful completion of the Equity Offering and depending on market conditions. However, as described above, as of the date of such meeting, the definitive terms and structure of the Offer had not yet been analyzed by the management of CEMEX and were not discussed with the Board of Directors at such meeting. Mr. García Segovia was not a party to any meetings or teleconferences relating to the Global Offer between September 25, 2003 and October 15, 2003. In addition, as described above, on October 1, 2003, CEMEX publicly announced its intention to use a portion of the proceeds of the Equity Offering to conduct the Global Offer, subject to market conditions.

Information about the Securities Market.

The Appreciation Warrants are listed on the BMV under the Mexican symbol “CMX412E-DC062.” The ADWs are listed on the NYSE under the symbol “CX.WSB.” The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for Appreciation Warrants on the BMV and the high and low sales prices in Dollars for ADWs on the NYSE:

Calendar Period	Appreciation Warrants (1)		ADWs(2)
	High	Low	High		Low
Quarterly
2001
Fourth quarter	Ps4.50	Ps4.00		—		—
2002
First quarter	7.60	3.80	U.S.$	4.40	U.S.$	2.35
Second quarter	8.50	6.50		4.60		3.30
Third quarter	6.50	3.00		3.30		1.35
Fourth quarter	4.20	3.00		2.05		1.22
2003
First quarter	4.00	2.50		1.80		0.95
Second quarter	3.80	2.50		1.65		1.00
Third quarter	5.30	3.10		2.25		1.35
Monthly
2003	3.50	2.50		1.54		1.00
May	3.80	2.80		1.60		1.30
June	3.50	2.80		1.65		1.30
July	4.20	3.10		1.80		1.35
August	4.80	4.00		2.15		1.75
September	5.30	4.35		2.25		2.10
October	6.00	4.90		2.30		2.20
November	6.90	5.10		2.70		2.05
December (through December 8, 2003)	7.00	6.70		3.00		2.65

Source: Based on data of the BMV and the NYSE.

(1)	The appreciation warrants began trading on the BMV on December 24, 2001.
(2)	The ADWs were initially listed for trading on the NYSE on December 24, 2001.

In addition, if the Appreciation Warrants are held by fewer than 300 persons following the completion of the Offer, the ADWs and Appreciation Warrants may be eligible for deregistration under the Exchange Act at CEMEX’s option. However, CEMEX does not intend to take any action to terminate the registration of its ADWs and Appreciation Warrants under the Exchange Act. CEMEX also does not intend to take any action to terminate the ADW deposit agreement under which the ADWs are issued, even if Appreciation Warrants and ADWs are delisted from the NYSE following completion of the Offer.

Selected Consolidated Financial Information of CEMEX.

The financial information set forth below as of December 31, 2000, 2001 and 2002 and for each of the three years, derives from, and should be read in conjunction with and are qualified in their entirety by reference to, the consolidated financial statements (and the notes thereto) included in the Annual Report of CEMEX.

The financial information set forth below for the nine (9) months ended September 30, 2002 and 2003 derives from, and should be read in conjunction with and are qualified in their entirety by reference to, the unaudited consolidated financial statements of CEMEX. In the opinion of the management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring items), which are necessary to present a fair statement of the results for the interim periods. The interim results of operations for the nine (9) -month period ended September 30, 2003 are not necessarily indicative of operating results to be expected for the entire fiscal year.

The consolidated financial statements of CEMEX have been prepared in accordance with Mexican GAAP, which differs in significant respects from generally accepted accounting principles in the United States. CEMEX is required, pursuant to Mexican GAAP, to present its financial statements in constant Pesos representing the same purchasing power for each period presented. Accordingly, all financial information presented below is stated in constant Pesos as of September 30, 2003.

Under Bulletin B-15 of the Mexican Institute of Public Accountants, each time CEMEX reports results for the most recently completed period, the Pesos previously reported in prior periods should be adjusted to Pesos of constant purchasing power as of the most recent balance sheet by multiplying the previously reported Pesos by a weighted average inflation index. This index is calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion our assets in each country represent of our total assets. The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of September 30, 2003:

	Annual Weighted Average Factor	Cumulative Weighted Average Factor to September 30, 2003
2000	1.0236	1.1493
2001	0.9900	1.1609
2002	1.0916	1.0634

The Dollar amounts provided below are translations of constant Peso amounts at an exchange rate of Ps11.00 to U.S.$1.00, the CEMEX accounting rate as of September 30, 2003. However, in the case of transactions conducted in Dollars, CEMEX has presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in the consolidated financial statements of CEMEX. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on September 30, 2003 was Ps11.0025 to U.S.$1.00. From July 1, 2003 through September 30, 2003, the Peso depreciated by approximately 5.24% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	Non Audited Financial Statements
	For the year ended December 31,						For the nine months period ended September 30,
	2000		2001		2002		2002		2003		2003
	(in millions of constant Pesos as of September 30, 2003 and Dollars except ratios and share and per share amounts)
Income Statement Information:
Net sales	Ps	62,140	Ps	73,695	Ps	72,223	Ps	54,334	Ps	58,171	U.S.$	5,288
Cost of sales(1)		(34,723)		(41,452)		(40,349)		(29,916)		(33,540)		(3,049)
Gross profit		27,417		32,243		31,873		24,418		24,631		2,239
Operating expenses		(9,132)		(14,645)		(17,408)		(12,784)		(12,548)		(1,144)
Operating income		18,285		17,598		14,465		11,634		12,047		1,095
Comprehensive financing income (cost), net(2)		(1,921)		2,816		(3,636)		(3,838)		(2,303)		(209)
Other income (expense), net		(2,591)		(4,439)		(4,297)		(3,092)		(2,911)		(265)
Income before income tax, business assets tax, employees’ statutory profit sharing and equity in income of affiliates		13,773		15,976		6,531		4,704		6,833		621
Minority interest		863		1,632		409		378		297		27
Majority interest net income		11,047		12,537		5,742		3,915		5,814		529
Earnings per share(3)(4)		2.67		2.94		1.28		1.77		1.64		0.15
Dividends per share(3)(5)(6)		0.69		0.75		0.76		—		—		—
Number of shares outstanding (3)(7)		4,169		4,379		4,562		4,559		4,857		4,857

Balance Sheet Information:
Current assets		22,164		24,688		21,554		24,871		23,062		2,097
Long-term assets		152,058		148,074		154,331		154,367		155,149		14,104
Total assets		174,222		172,761		175,884		179,239		178,212		16,201
Current liabilities		43,339		24,978		32,606		39,157		30,035		2,730
Long-term liabilities		46,324		61,010		66,552		61,520		67,092		6,099
Total liabilities		89,663		85,988		99,158		100,677		97,127		8,830
Minority interest(8)		26,507		21,027		13,320		13,321		12,912		1,174
Stockholders’ equity (excluding minority interest)(9)		58,052		65,747		63,406		65,241		68,173		6,198
Book value per share(3)(7)		13.92		15.02		13.89		14.31		14.04		1.28

Other Financial Information:
Operating margin		29.4%		23.9%		20.0%		21.4%		20.7%		20.7%
EBITDA(10)		22,439		20.010		21,161		16,553		17,303		1,573
Ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends		4.00		4.39		5.23		5.49		5.19		5.19
Investment in property, machinery and equipment, net		4,404		5,437		4,680		3,098		2,874		261
Depreciation and amortization		5,406		8,438		8,446		6,095		6,474		589
Net resources provided by operating activities(11)		19,239		25,124		18,364		13,298		11,132		1,012
Ratio of earnings to fixed charges Under Mexican GAAP(12)		3.67		4.65		2.78		2.74		3.20		3.20
Basic earnings per CPO(3)(4)		8.03		8.81		3.83		5.31		4.92		0.45

(1) Cost of sales includes depreciation.

(2) Comprehensive financing income (cost), net, includes financial expenses, financial income, gain (loss) on marketable securities, foreign exchange result, net and monetary position result.

(3) The capital stock consists of Series A shares and Series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2002, approximately 94.84% of our outstanding share capital was represented by CPOs.

(4) Earnings per share are calculated based upon the weighted average number of shares outstanding during the year. Earnings per share as of September 30, 2002 and 2003 (unaudited) were calculated based on net income for the prior twelve-month periods, which amounted to Ps7,878 million and Ps7,642 million, respectively. Basic earnings per CPO is determined by multiplying the basic earnings per share for each period by three (the number of shares underlying each CPO). Basic earnings per CPO is presented solely for the convenience of the reader and does not represent a measure under Mexican GAAP.

(5) Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.

(6) In recent years, the board of directors has proposed, and the shareholders of CEMEX have approved, dividend proposals, whereby the shareholders have had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who elect the stock dividend over the cash dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in constant Pesos as of September 30, 2003, were as follows: 2001, Ps2.08 per CPO (or Ps0.69 per share); 2002, Ps2.23 per CPO (or Ps0.75 per share); and 2003, Ps2.29 per CPO (or Ps0.76 per share). As a result of dividend elections made by shareholders, in 2001, Ps98 million in cash was paid and approximately 70 million additional CPOs were issued in respect of dividends declared for the 2000 fiscal year; in 2002, Ps248 million in cash was paid and approximately 64 million additional CPOs were issued in respect of dividends declared for the 2001 fiscal year; and in 2003, Ps65 million in cash was paid and approximately 99 million additional CPOs were issued in respect of dividends declared for the 2002 fiscal year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year.

(7) Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.

(8) In connection with the preferred equity transaction relating to the financing of our acquisition of Southdown, Inc., now named CEMEX, Inc., the balance sheet item minority interest at December 31, 2002 and at September 30, 2003 includes a notional amount of U.S.$650 million (Ps7,150 million) of preferred equity issued by CEMEX’s Dutch subsidiary. In October 2003, in connection with the establishment of a new U.S.$1.15 billion senior unsecured term loan facility by CEMEX’s Dutch subsidiary, CEMEX redeemed all of the U.S.$650 million of preferred equity outstanding. The balance sheet item minority interest at December 31, 2002 and at September 30, 2003 also includes an aggregate liquidation amount of U.S.$66 million (Ps726 million) of 9.66% Putable Capital Securities, which were initially issued by one of our subsidiaries in May 1998 in an aggregate liquidation amount of U.S.$250 million. In April 2002, approximately U.S.$184 million in aggregate liquidation amount of these capital securities were tendered to, and accepted by, us in a tender offer. In addition, minority interest net income in 2002 and in the first nine months of 2003 includes preferred dividends in the amount of approximately U.S.$23.2 million (Ps255.2 million) and U.S.$16.0 million (Ps176.0 million), respectively, and capital securities dividends in the amount of approximately U.S.$ 11.9 million (Ps130.9 million) and U.S.$4.8 million (Ps52.8 million), respectively.

(9) In December 1999, CEMEX entered into forward contracts with a number of banks covering 21,000,000 ADSs. In December 2002, CEMEX agreed with the banks to settle those forward contracts for cash and simultaneously entered into new forward contracts with the same banks on similar terms to the original forward transactions. Under the new forward contracts the banks retained the ADSs underlying the original forward contracts, which had increased to 24,008,313 ADSs as of the settlement date as a result of stock dividends and which further increased to 25,457,378 ADSs as of June 30, 2003 as a result of stock dividends through June 2003. As a result of this net settlement, CEMEX recognized in December 2002 a decrease of approximately U.S.$98.3 million (Ps1,081 million) in our stockholders’ equity, arising from changes in the valuation of the ADSs. In October 2003, in connection with the non-dilutive equity offering by the banks of all of the ADS underlying those forward contracts, CEMEX agreed with the banks to settle those forward contracts for cash. As a result of the final settlement in October 2003, CEMEX recognized an increase of approximately U.S.$18.1 million (Ps199.1 million) in our stockholders’ equity, arising from changes in the valuation of the ADSs from December 2002 through October 2003. During the life of these forward contracts, the underlying ADSs were considered to have been owned by the banks and the forward contracts were treated as equity transactions, and, therefore, changes in the fair value of the ADSs were not recorded until settlement of the forward contracts.

(10) EBITDA equals operating income before amortization expense and depreciation. Under Mexican GAAP, amortization of goodwill is not included in operating income, but instead is recorded in other income (expense). EBITDA and the ratio of EBITDA to interest expense, capital securities dividends and preferred equity dividends are presented herein because CEMEX believes that they are widely accepted as financial indicators of the our ability to internally fund capital expenditures and service or incur debt and preferred equity. EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled below to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican GAAP. CEMEX is not required to prepare a statement of cash flows under Mexican GAAP and therefore do not have such Mexican GAAP cash flow measures to present as comparable to EBITDA.

	For the year ended December 31,			For the nine months ended September 30,
	(in millions of constant Pesos as of September 30, 2003 and Dollars)

	2000	2001	2002	2002	2003	2003
Reconciliation of EBITDA to operating income
EBITDA	Ps22,439	Ps24,010	Ps21,161	Ps16,553	Ps17,303	U.S.$	1,573
Less:
Depreciation and amortization expense	4,154	6,412	6,696	Ps4,919	Ps5,256	U.S.$	478

Operating Income	Ps18,285	Ps17,598	Ps14,465	Ps11,634	Ps12,047	U.S.$	1,095

(11) Net resources provided by operating activities equals majority interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions. In accordance with Mexican GAAP, operating activities include gain and loss from trading in marketable securities, including realized gain or loss from trading in our capital stock.

(12) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges less capitalized interest. Fixed charges consist of interest expense (including the amortization of deferred debt issuance costs), capital securities dividends and the portion of rental expense that is representative of the interest factor.

Financial Information as of and for the Nine Months Ended September 30, 2003

For the nine months ended September 30, 2003, CEMEX had net sales of Ps58,171 million compared to Ps54,334 million for the nine months ended September 30, 2002. The cost of sales of CEMEX for the nine months ended September 30, 2003 were Ps33,540 million compared to Ps29,916 million for the same period in 2002. The gross profit of CEMEX for the nine months ended September 30, 2003 was Ps24,631 million compared to Ps24,418 million for the same period in 2002. For the nine months ended September 30, 2003, CEMEX had majority interest net income of Ps5,814 million compared to Ps3,915 million for the same period in 2002. For the nine months ended September 30, 2003, CEMEX had earnings per share of Ps1.64 compared to Ps1.77 for the same period in 2002. For the nine months ended September 30, 2003, the ratio of earnings to fixed charges of CEMEX was 3.20 compared to 2.74 for the same period in 2002.

As of September 30, 2003, CEMEX had current assets of Ps23,062 million, long-term assets of Ps155,149 million, and total assets of Ps178,212 million compared to current assets of Ps24,871 million, long term assets of Ps154,367 million, and total assets of Ps179,239 million as of September 30, 2002. As of September 30, 2003, CEMEX had current liabilities of Ps30,035 million, long-term liabilities of Ps67,092 million and total liabilities of Ps97,127 million compared to current liabilities of Ps39,157 million, long-term liabilities of Ps61,520 million and total liabilities of Ps100,677 million as of September 30, 2002. The minority interest of CEMEX as of September 30, 2003 was Ps12,912 million compared to Ps13,321 million as of September 30, 2002. The book value per share of CEMEX as of September 30, 2003 was Ps14.04 compared to Ps14.31 as of September 30, 2002.

CEMEX has extended loans to its directors and officers in the past for various amounts at market rates. During the last two years the following directors and executive officers had loans from CEMEX outstanding in excess of U.S.$60,000, as set forth below:

Name	Maximum Amount Outstanding During Past Two Years

Rodrigo Treviño	Ps14,437,061
Francisco Garza	Ps 9,906,553
Héctor Medina	Ps 2,164,102
José Luis Sáenz de Miera	Euro166,184

DEALER

Acciones y Valores de México,

S.A. de C.V., Casa de Bolsa,

Integrante del Grupo Financiero Banamex

The Appreciation Warrants have been registered in the Securities Section (Sección de Valores) and the Special Section

(Sección Especial) of the National Securities Registry (Registro Nacional de Valores) mantained by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and are listed on the Mexican Stock Exchange

(Bolsa Mexicana de Valores, S.A. de C.V.)

The registration with the National Securities Registry does not imply any certification as to the investment quality of the securities or the solvency of the issuer.

The Information Memorandum and this Supplement are available for the investors with the Dealer and may be reviewed at the following internet address www.bmv.com.mx

Mexico City, December 23, 2003.	CNBV Authorization No. DGE [ - ] dated December 23, 2003.